SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7):  ☐

Note: Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED

By:	/s/ WILLIAM HUNDY
Name: Title:	William Hundy Company Secretary

Date:  April 17, 2003

* Print the name and title of the signing officer under his Signature.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1—All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	355,100

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Yes
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	261,200 @ $1.76 83,900 @ $1.78 10,000 @ $1.66

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	3 March 2003

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	653,081,960	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,604,700	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)
	☐	Cheque attached
	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 5 March 2003
Company Secretary

Print name: William M Hundy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 – All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.66

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	4 March 2003

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	653,101,960	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,584,700	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	☒	Securities described in Part 1

(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)

	☐	Cheque attached

	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

Pager 17 of 48

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 5 March 2003
Company Secretary

Print name: William M Hundy

[LOGO]

ASX Release

5 March 2003

Hovea 7 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that subsequent to the completion of the Hovea 7 well and the removal of the Century drilling rig to the Eremia 1 location, the well has been perforated and an initial flow test performed. The initial flow results, together with the results of through casing logs (CNL) suggest that the southern end of the field in the Hovea 7 area contains a gas cap overlying the oil zone. This is unlikely to have a material effect on the size of the oil reserves. The current program at the well is acquiring pressure data prior to a possible production test.

The Century drilling rig has now been moved to the Eremia 1 location and the well is expected to spud within the next 24 hours. The Eremia 1 exploration well is a vertical exploration well targeting multiple Permian targets in a fault dependent anticlinal closure. The well is located approximately 2.5 kilometres west of the Hovea Production Facility.

Participants in Hovea 7 and Eremia 1 are as follows:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	1000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Colin B Carter

Date of last notice	2 January 2002

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Colangie Nominees Pty Ltd – Colin Carter a Director

Date of change	5 March 2003

No. of securities held prior to change	11,000 Ordinary Fully Paid Shares held indirectly

Class	Ordinary

Number acquired	5,000

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.18

No. of securities held after change	5,000 Ordinary Fully Paid Shares held directly 11,000 Ordinary Fully Paid Shares held indirectly

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Media Release

10 March 2003

Origin Energy responds to NECA report

The National Electricity Code Administrator Ltd (NECA) has released a report today into the events in the national electricity market on Saturday 25 January 2003.

The Report indicates that, for a limited time during this period, Origin Energy Electricity Limited breached the requirement for generators to be at all times able to comply with their latest generation dispatch offers under the National Electricity Code (the Code) in relation to its operations at the Ladbroke Grove Power Station in the South East. Origin agrees that it has breached the Code.

On Saturday 25 January 2003, Unit 1 of Origin’s Ladbroke Grove Power Station suffered a minor technical fault and tripped out. During the 90 minute period the unit was off-line, Origin’s duty trader bid the unit into the market thereby indicating that the unit was still available. This action was in breach of Origin’s own operating procedures and resulted in a breach of the Code. The Company procedure requires that following such a unit trip, that unit be withdrawn from the market until the fault is rectified.

As NEMMCO did not call upon the unit while it was offline, the bid had no impact on the market price.

Tony Wood, General Manager Public and Government Affairs said, “Origin regrets this breach of the Code and has taken steps to ensure it will not re-occur. This was a genuine error in administering the procedures of the company and the Code, and occurred on a day when there were other significant issues in the South Australian energy markets.

Origin is committed to ensuring compliance in its business activities and is taking this issue very seriously.”

Ends

For further information contact:

Tony Wood

General Manager Public & Govt Affairs

Origin Energy

Mobile 0419 642 098

Email: tony.wood@originenergy.com.au

ASX Release

12 March 2003

Origin Energy US Private Placement Debt Issue

Origin Energy today completed the issue of USD250 million of senior unsecured notes into the US private placement market. The notes were issued in three tranches maturing 2010, 2015 and 2018. The proceeds from the notes have been fully converted to Australian dollars and all future US dollar and US interest rate exposure arising from the notes has been fully hedged.

Frank Calabria, Chief Financial Officer of Origin Energy said “The issue diversifies Origin’s sources of funding and significantly lengthens the debt maturity profile of the company. The transaction provides long term certainty of debt financing without any increase in financing margins compared to Origin’s existing domestic medium term financing facilities. Proceeds from the issue have been used to repay existing bank debt. This issue combined with the company’s strong cash flow means that Origin continues to be well placed to take advantage of further growth opportunities.”

Joint Lead Arrangers to the Issue were Banc of America Securities and Westpac Institutional Bank.

Origin Energy Limited is currently rated by Fitch Ratings as A-/Stable and by Standard and Poor’s as BBB+/Stable.

For further information on this release, please contact:

Frank Calabria

Chief Financial Officer

Origin Energy

Ph (02) 9220 6567

Investor relations enquires please contact:

Angus Guthrie

Manager, Investor Relations

Origin Energy

Ph (02) 9220 6558 or mobile 0417 864 255

[LOGO]

ASX Release

13 March 2003

Eremia 1 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that drilling of the exploration well Eremia 1 operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, commenced on Friday 7 March. As at 0600 hrs WST the well was drilling ahead at 1433 metres. It is anticipated that the first reservoir objective in the well, the Dongara Sandstone, will be encountered over the coming weekend.

Eremia 1 is a vertical exploration well targeting multiple reservoir objectives in the Permian section in a fault dependent anticlinal closure located approximately 2.5 kilometres west of the Hovea Production Facility.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Eremia 1 are:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000

3

Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

		Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state:	Yes

• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.66

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 March 2003

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	653,116,960	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,569,700	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3—Quotation of securities

You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)
(a)	☒	Securities described in Part 1
(b)	☐

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	☐	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders
36	☐

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1—1,000

1,001—5,000

5,001—10,000

10,001—100,000

100,001 and over

37	☐	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one)
	☐	Cheque attached
	☐	Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.
	☒	Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 14 March 2003
Company Secretary

Print name:    William M Hundy

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange Limited	Date	18 March 2003

From	Bill Hundy	Pages	2

Subject	SHAREHOLDER CORRESPONDENCE

In accordance with Listing Rule 3.17 please find attached the following correspondence being sent to all Origin Energy shareholders:

•	Letter regarding Dividend Reinvestment Plan

Regards

/s/ Bill Hundy
Bill Hundy Company Secretary

02 9220 6467 – bill.hundy@originenergy.com.au

24 March 2003

Dear Shareholder

DIVIDEND REINVESTMENT PLAN (DRP) - CHANGE OF DISCOUNT

Under the DRP shares allotted have been issued at a discount of 5% to the volume weighted average market price (VWAP) in the five days prior to books close. This discount has applied in respect of the last two dividends.

The Board has announced that the level of dividend will be increased to a target rate of 40% of net earnings per share, irrespective of the level of franking credits available. Consequently, the Board has decided to reduce the level of discount under the DRP to 2.5% which will apply to future dividends paid. This will be calculated on the VWAP for the five days of trading up to and including the books closing date.

Should you wish to participate in the DRP or change your participation for future dividends you should complete and return the DRP election form enclosed. If you do not return this form your existing dividend election will be retained. The completed form should be signed by you and returned in the reply paid envelope before the books closing date of the next dividend.

If you have any questions about this dividend or the DRP please call the Share Registry on 1300 664 446. Copies of the DRP terms and conditions can be obtained by calling this number or can be accessed on our website www.originenergy.com.au.

Yours sincerely

/s/ W M Hundy
W M Hundy Company Secretary

[LOGO]

ASX Release

20 March 2003

Eremia 1 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the exploration well Eremia 1 operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, was at 0600 hours WST preparing to run 9 5/8 inch casing at a depth of 2161 metres.

The top of the Dongara Sandstone was encountered at 2095 metres measured depth, 23 metres high to prognosis. Good oil shows were noted down to 2110 metres measured depth. Interpretation of wireline logs and pressure measurements has confirmed that the well has intersected an oil column of at least 15 metres and possibly up to 18 metres in excellent quality Dongara Sandstone reservoir.

Once casing has been run the Eremia 1 well will be deepened in 8½ inch hole to a proposed total depth of 2700 metres to intersect deeper reservoir targets, known to be gas bearing in the nearby Hovea Field.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Eremia 1 are:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

ASX Release

25 March 2003

Origin appoints Helen Nugent as Non-Executive Director

The Board of Origin Energy today appointed Dr Helen Nugent as a non-executive director of the Company.

In announcing the appointment, the Chairman of Origin, Mr Kevin McCann, said that he was pleased to be able to appoint a director with the qualifications and experience of Dr Nugent.

“Helen Nugent comes to Origin with knowledge and experience of both the generating and retail gas and electricity industry. Her risk management background is particularly relevant for Origin’s gas and electricity retail operation. We are very pleased to retain a director of her calibre,” he said.

Dr Nugent was previously Director of Strategy for Westpac from 1994 to 1999 and a director of United Energy from 1999 to 2001. She was a partner at McKinsey & Company and Professor in Management and Director of the MBA Program at the Australian Graduate School of Management, University of New South Wales. She is currently a director of Macquarie Bank, Australia Post and UNiTAB as well as being Chairman of Swiss Re Australia. She holds a Bachelor of Arts (first class honours) and a Doctorate of Philosophy from the University of Queensland as well as a Masters of Business Administration (Distinction) from the Harvard Business School.

Dr Nugent has also been appointed a member of Origin’s Audit Committee. Her appointment to the Board of Origin as a non-executive director increases the number of directors to seven, with five non-executive directors.

For further information on this release, please contact:

Mr Kevin McCann

Chairman

Origin Energy

Ph (02) 9230 4983

Rule 3.19A.1

APPENDIX 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Helen M Nugent

Date of appointment	25 March 2003

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

2,000 Ordinary Fully Paid Shares

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Bruce Beeren
Name of Director

Date of last notice	22 October 2002

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Starlay Pty Ltd • Enersist Pty Ltd

Date of change	24 March 2003

No. of securities held prior to change	11,098 Ordinary Fully Paid Shares held directly 57,508 Ordinary Fully Paid Shares held indirectly 650,000 Origin Energy Limited Options held directly

Class	Ordinary

Number acquired	858

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.009958

No. of securities held after change	11,237 Ordinary Fully Paid Shares held directly 58,227 Ordinary Fully Paid Shares held indirectly 650,000 Origin Energy Limited Options held directly

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Grant A King
Name of Director

Date of last notice	19 December 2002

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Austrust G A King Private Superannuation Fund • Fabco Investments Pty Limited • Origin Energy Executive Share Plan

Date of change	24 March 2003

No. of securities held prior to change	22,477 Ordinary Fully Paid Shares held directly 77,553 Ordinary Fully Paid Shares held indirectly 1,586,750 Origin Energy Limited Options held directly

Class	Ordinary

Number acquired	956

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.009958

No. of securities held after change	22,809 Ordinary Fully Paid Shares held directly 78,177 Ordinary Fully Paid Shares held indirectly 1,586,750 Origin Energy Limited Options held directly

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Trevor Bourne
Name of Director

Date of last notice	22 October 2002

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct interest in Origin Energy Limited shares

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	—

Date of change	24 March 2003

No. of securities held prior to change	16,452

Class	Ordinary

Number acquired	206

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.009958

No. of securities held after change	16,658

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams

Date of last notice	22 October 2002

Part 1 – Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct interest in Origin Energy Limited shares

Nature of indirect interest

(including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	—

Date of change	24 March 2003

No. of securities held prior to change	16,966

Class	Ordinary

Number acquired	212

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.009958

No. of securities held after change	17,178

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

Rule 3.19A.2

APPENDIX 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED

ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H Kevin McCann
Date of last notice	22 October 2002

Part 1—Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct and Indirect

Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Cottesloe Pty Ltd • H J McCann Investments Pty Ltd • D M McCann

Date of change	24 March 2003

No. of securities held prior to change	1,549 OrdinaryFully Paid Shares held directly 200,154 Ordinary Fully Paid Shares held indirectly

Class	Ordinary

Number acquired	2,517

Number disposed	Nil

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$4.009958

No. of securities held after change	2,569 Ordinary Fully Paid Shares held directly 201,651 Ordinary Fully Paid Shares held indirectly

Nature of change
Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 – Change of director’s interests in contracts

Detail of contract	N/A

Nature of interest	N/A

Name of registered holder (if issued securities)	N/A

Date of change	N/A

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A

Interest acquired	N/A

Interest disposed	N/A

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A

Interest after change	N/A

[LOGO]

ASX Release

28 March 2003

Eremia 1 Progress Report, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited* advises that the exploration well Eremia 1 operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, was at 0600 hours WST completing abandonment activities at a total depth of 2550m.

Eremia 1 intersected an oil column of at least 15 metres and possibly up to 18 metres in excellent quality Dongara Sandstone reservoir. This zone was subsequently cased for future production and the well drilled ahead in 8 ½ inch hole. The Irwin River Coal Measures sequence and High Cliff Sandstone, gas bearing in the nearby Hovea Field, are interpreted from wireline logs to be water bearing at the Eremia location.

Cement plugs will now be run to isolate these zones prior to the well being completed for production from the Dongara Sandstone oil reservoir.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Eremia 1 are:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager – Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au